June 4, 2012
Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: BreitBurn Energy Partners L.P.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-33055

Dear Mr. Skinner:

Set forth below is the response of BreitBurn Energy Partners L.P. (the “Partnership”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2012 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). For your convenience, the response is prefaced by the exact text of the Staff's comment.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion of Financial Condition and Results of Operations, page 45
Liquidity and Capital Resources, page 52

1.
We note the disclosure indicating that you have hedged more than 65% of your natural gas production in 2012 and 2013 at average prices of $7.12 and $5.96, respectively. We also note that these prices appear to be substantially in excess of average historical prices during the three years 2009 to 2011 and through February 2012. Supplementally, tell us the material terms of the instruments through which you have hedged your 2012 and 2013 natural gas production. Your response should address, but not necessarily be limited to, the following:

•	Date when instruments were entered into;

•	Duration of instruments;

•	Hedged volumes;

•	Pricing terms including any floors or ceilings; and,

•	Any premiums or other consideration paid or received.

Response: In response to the Staff's comment, the Partnership has supplementally included in this letter the following tables, which summarize the material terms of the derivative instruments through which the Partnership has hedged a portion of its expected natural gas production for 2012 and 2013 as of June 4, 2012. As noted in the “Instrument Date” column of the tables below, the majority of these derivative instruments were entered into during 2008 and 2009 when market index future natural gas prices for 2012 and 2013 were substantially higher than such future prices were at year-end 2011. The “Instrument” column of the tables below indicates the type of natural gas derivative instruments entered into by the Partnership. As noted in the tables below, the Partnership has entered into both costless collars (i.e., purchased puts or floors in combination with sold calls or ceilings) and fixed price swaps (i.e., where the Partnership is to receive from or pay to the contract counterparty the difference between the Partnership's fixed contract price to be received and the then current index sales price). The “Daily Volume” column of the tables below indicates the daily natural gas volumes under each derivative instrument (in MMBtu), and the “Basis” column of the tables below indicates the market index price under each derivative instrument (in $/MMBtu), which is either the Michigan Consolidated Gas Company (“MichCon”) City-Gate price or the New York Mercantile Exchange (“NYMEX”) Henry Hub price. The “Price” column of the tables below indicates the price of each derivative instrument, and the “Start Date” and “End Date” columns of the tables below indicate the start date and the end date, respectively, of each derivative instrument. Finally, the “Instrument Date” column of the tables below indicates the date that the Partnership entered into each derivative instrument. Because the option positions were structured as costless collars and the swaps were entered into at market rates, no premiums or other consideration was paid or received other than the customary bid-ask spread, which was included in the price of each derivative instrument.

2012 Gas Hedges
Commodity	Instrument	Buy/Sell	Option	Daily Volume (MMBtu)	Basis	Price ($/MMBtu)	Start Date	End Date	Instrument Date
Natural Gas	COLLAR	BUY	PUT	19,731	MichCon	$9.000	January 1, 2012	March 31, 2012	June 3, 2008
Natural Gas	COLLAR	SELL	CALL	19,731	MichCon	$13.750	January 1, 2012	March 31, 2012	June 3, 2008
Natural Gas	COLLAR	BUY	PUT	19,330	MichCon	$9.000	April 1, 2012	June 30, 2012	June 3, 2008
Natural Gas	COLLAR	SELL	CALL	19,330	MichCon	$10.550	April 1, 2012	June 30, 2012	June 3, 2008
Natural Gas	COLLAR	BUY	PUT	18,783	MichCon	$9.000	July 1, 2012	September 30, 2012	June 3, 2008
Natural Gas	COLLAR	SELL	CALL	18,783	MichCon	$10.950	July 1, 2012	September 30, 2012	June 3, 2008
Natural Gas	COLLAR	BUY	PUT	18,679	MichCon	$9.000	October 1, 2012	December 31, 2012	June 3, 2008
Natural Gas	COLLAR	SELL	CALL	18,679	MichCon	$12.250	October 1, 2012	December 31, 2012	June 3, 2008
Natural Gas	FFSWAP	SELL		8,500	MichCon	$7.600	January 1, 2012	March 31, 2012	January 26, 2009
Natural Gas	FFSWAP	SELL		8,300	MichCon	$6.770	April 1, 2012	June 30, 2012	January 26, 2009
Natural Gas	FFSWAP	SELL		8,100	MichCon	$6.970	July 1, 2012	September 30, 2012	January 26, 2009
Natural Gas	FFSWAP	SELL		8,000	MichCon	$7.320	October 1, 2012	December 31, 2012	January 26, 2009
Natural Gas	FFSWAP	SELL		11,231	MichCon	$7.370	January 1, 2012	March 31, 2012	June 25, 2009
Natural Gas	FFSWAP	SELL		11,030	MichCon	$6.680	April 1, 2012	June 30, 2012	June 25, 2009
Natural Gas	FFSWAP	SELL		10,683	MichCon	$6.880	July 1, 2012	September 30, 2012	June 25, 2009
Natural Gas	FFSWAP	SELL		10,679	MichCon	$7.250	October 1, 2012	December 31, 2012	June 25, 2009
Natural Gas	FFSWAP	SELL		5,000	NYMEX	$4.780	January 1, 2012	December 31, 2013	August 3, 2011
Natural Gas	FFSWAP	SELL		6,000	NYMEX	$4.780	January 1, 2012	December 31, 2013	August 3, 2011
Natural Gas	FFSWAP	SELL		5,000	NYMEX	$5.115	January 1, 2012	December 31, 2015	August 3, 2011

2013 Gas Hedges
Commodity	Instrument	Buy/Sell	Option	Daily Volume (MMBtu)	Basis	Price ($/MMBtu)	Start Date	End Date	Instrument Date
Natural Gas	FFSWAP	SELL		3,000	MichCon	$7.500	January 1, 2013	December 31, 2013	June 5, 2009
Natural Gas	FFSWAP	SELL		3,000	MichCon	$7.500	January 1, 2013	December 31, 2013	August 12, 2009
Natural Gas	FFSWAP	SELL		5,000	MichCon	$6.660	January 1, 2013	December 31, 2013	September 4, 2009
Natural Gas	FFSWAP	SELL		10,000	MichCon	$6.650	January 1, 2013	December 31, 2013	September 4, 2009
Natural Gas	FFSWAP	SELL		3,000	MichCon	$7.000	January 1, 2013	December 31, 2013	September 23, 2009
Natural Gas	FFSWAP	SELL		3,000	MichCon	$7.000	January 1, 2013	December 31, 2013	September 29, 2009
Natural Gas	FFSWAP	SELL		5,000	MichCon	$5.510	January 1, 2013	December 31, 2013	September 8, 2010
Natural Gas	FFSWAP	SELL		5,000	MichCon	$5.250	January 1, 2013	December 31, 2013	November 2, 2010
Natural Gas	FFSWAP	SELL		5,000	NYMEX	$4.780	January 1, 2012	December 31, 2013	August 3, 2011
Natural Gas	FFSWAP	SELL		6,000	NYMEX	$4.780	January 1, 2012	December 31, 2013	August 3, 2011
Natural Gas	FFSWAP	SELL		5,000	NYMEX	$5.115	January 1, 2012	December 31, 2015	August 3, 2011
Natural Gas	FFSWAP	SELL		3,000	NYMEX	$5.010	January 1, 2013	December 31, 2015	October 4, 2011

In the 2011 Form 10-K, the Partnership summarized and disclosed its year-end 2011 derivative instruments in Note 5 “Financial Instruments and Fair Value Measurements” on page F-15 of the Partnership's Consolidated Financial Statements and Notes, which were included in the 2011 Form 10-K. On page 45 of the 2011 Form 10-K, at the beginning of Management's Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), the Partnership cross-referenced its “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Information,” which include several disclosures regarding the possible impacts of prolonged periods of low commodity prices on the Partnership. Additionally, the Partnership provided cautionary disclosure with respect to the volatility of crude oil and natural gas prices and discussed how the Partnership's margins could be negatively impacted by its hedging program in the Operational Focus discussion on page 47 of the MD&A. Further disclosure of the potential impact of low gas prices on the Partnership's ability to pay distributions was included on page 52 of the Liquidity and Capital Resources section of the MD&A, which the Staff cited above.
In the Partnership's Current Reports on Form 10-Q, the Partnership updates its disclosure on its derivative positions on a quarterly basis in the Notes to the Financial Statements. Additionally, the Partnership periodically updates and makes available to its investors a summary of its commodity price protection portfolio in the “Events and Presentations” section of the Investor Relations Page located on its website at www.breitburn.com.
The Partnership acknowledges that (1) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosures in its filings, (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and (3) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this response, you may contact the Partnership's General Counsel, Greg Brown, at (213) 225-0294 or me at (213) 225-0273.
Sincerely,

/s/ James G. Jackson
James G. Jackson
Chief Financial Officer
BreitBurn Energy Partners L.P.